Sheet1

PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	ML Muni Bond - Insured	ML Municipal Bond Fund was rolled up and voted and reported as one
item #'s	For All	163,542,061	94.68	86.36	147,018,448	85.11	77.63
2 & 3	Withhold All	1,713,291	0.99	0.9	11,058,842	6.4	5.84
	For All Except	7,464,560	4.32	3.94	14,642,622	8.47	7.73
	Broker Non Vote
7/25	ML Muni Bond - Ltd Maturity
item #'s	For All	228,516,045	95.82	90.82	25,636,311	86.14	81.64
2 & 3	Withhold All	286,988	0.96	0.91	1,644,658	5.52	5.23
	For All Except	956,593	3.21	3.04	2,478,657	8.32	7.89
	Broker Non Vote
7/25	ML Muni Bond - National
item #'s	For All	96,326,523	94.67	96.56	87,640,383	86.13	78.76
2 & 3	Withhold All	1,056,562	1.03	0.94	5,502,683	5.4	4.94
	For All Except	4,365,376	4.29	3.92	8,605,395	8.45	7.73
	Broker Non Vote

Last Updated on 02/22/2001
By MLMAG